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EXHIBIT 12

Household Finance Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


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                                                          Three months ended
                                                                    March 31,
(In millions)                                        2002               2001
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Net income                                      $   471.9          $   370.5
Income taxes                                        240.8              205.0
                                              -----------        -----------

Income before income taxes                          712.7              575.5
                                              -----------        -----------

Fixed charges:
   Interest expense (1)                             724.3              906.4
   Interest portion of rentals (2)                   13.9               12.6
                                              -----------        -----------

Total fixed charges                                 738.2              919.0
                                              -----------        -----------

Total earnings as defined                       $ 1,450.9          $ 1,494.5
                                              ===========        ===========

Ratio of earnings to fixed charges                   1.97               1.63
                                              ===========        ===========


(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.